JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)1


     This agreement is made pursuant to Rule 13d-1(k)1 under the Securities and Exchange Act of 1934 (the "Act") by and amoung the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by
     Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

     Dated: February 9, 1999




     John C. Rudolf, President
     Summit Capital Management, LLC




     John C. Rudolf, Individual




     John C. Rudolf, Managing Member
     Summit Capital Management, LLC, the General Partner of
     Summit Capital Partners, LP